

05038219



COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

YF-3-21-05

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SEC FILE NUMBER
8- 44735

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING <u>January 1, 2004</u> AND ENDING <u>December 31, 2004</u>
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PensionServices Associates Securities Corporation

Pension Services

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

4570 Van Nuys Blvd.
                                        (No. and Street)

Sherman Oaks   CA   91403

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James A. Gilbert, President   800 660-0050
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
              (Name – if individual, state last, first, middle name)

10680 W. Pico Blvd., Suite 260, LA CA 90064

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

APR 04 2005

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _____ James A. Gilbert _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ Pension Services Associates Securities Corporation _____ , as

of _____ December 31 _____ , 20__04__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mahshid Homayonfar Kashani
COMM. # 1308250
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
COMM. EXP. JULY 3, 2005

Feb-23-05

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition ~~with respect to methods of consolidation.~~
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2004

PENSION SERVICE ASSOCIATES SECURITIES CORPORATION

4750 Van Nuys Blvd, Suite 550
Sherman Oaks, CA 91403

CONTENTS



REPORT OF INDEPENDENT ACCOUNTANT

Mr. James A. Gilbert
Pension Service Associates Securities Corporation
Sherman Oaks, California

I have audited the accompanying statement of financial condition of Pension Service
Associates Securities Corporation, as of December 31, 2004 and the related statements of
income, cash flows and changes in stockholder's equity for the year then ended. These
financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange
Act of 1934 and include the supplemental schedule of the net capital computation
required by rule 15c3-1.

These financial statements are the responsibility of Pension Service Associates Securities
Corporation's management. My responsibility is to express an opinion on these financial
statements based on my audit.

I conducted my audit in accordance with the generally accepted auditing standards.
Those standards require that I plan and perform the audit to obtain reasonable assurance
about whether the financial statements are free of material misstatement. An audit
includes examining, on a test basis, evidence supporting the amounts and disclosures in
the financial statements. An audit also includes assessing the accounting principals used
and significant estimates made by management, as well as evaluating the overall financial
statement presentation. I believe that my audit provides a reasonable basis for my
opinion.

In my opinion, such financial statements referred to above present fairly, in all material
respects, the financial position of Pension Service Associates Securities Corporation as of
December 31, 2004 and the result of its operations, cash flows and stockholder's equity
for the year then ended in conformity with generally accepted accounting principles.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA

Los Angeles, California
February 20, 2005

PENSION SERVICE ASSOCIATES SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$	14,905
Commission receivable		3,331
TOTAL ASSETS	$	18,236

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accrued expenses	$	3,200
Commissions due to officer		3,165
TOTAL LIABILITIES		6,365

STOCKHOLDER'S EQUITY

Common stock - 100 shares outstanding			
at a stated value of $1.00	$	100	
Paid-in capital		18,055	
Retained earnings (deficit)		(6,284)	11,871

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	18,236

See accompanying notes to financial statements

2

PENSION SERVICE ASSOCIATES SECURITIES CORPORATION
STATEMENT OF INCOME
FOR YEAR ENDED DECEMBER 31, 2004

REVENUES

Commission income	$	35,763
TOTAL REVENUES		35,763

EXPENSES

Administrative expenses	30,065
Miscellaneous expenses	647
TOTAL EXPENSES	30,712
INCOME BEFORE TAX PROVISION	5,051
INCOME TAX PROVISION	800
NET INCOME	$ 4,251

PENSION SERVICE ASSOCIATES SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR YEAR ENDED DECEMBER 31, 2004

	Common Stock Shares		Common Stock		Paid-in Capital		Retained Earnings (Deficit)		Total
Balance, December 31, 2003	100	$	100	$	18,055	$	(10,535)	$	7,620
Net Income							4,251		4,251
Balance, December 31, 2004	100	$	100	$	18,055	$	(6,284)	$	11,871

PENSION SERVICE ASSOCIATES SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR YEAR ENDED DECEMBER 31, 2004

Cash Flows from Operating Activities:		
Net income	$	4,251
Changes in operating assets and liabilities:		
Commissions receivable		(576)
Accrued expenses		800
Commissions payable		(116)
Net cash provided in operating activities		4,359
Cash Flows from Investing Activities:		0
Cash Flows from Financing Activities:		
Capital Contribution		0
Cash Flows from Financing Activities		0
Net decrease in cash		4,359
Cash at beginning of year		10,546
Cash at end of year	$	14,905
Supplemental Cash Flow Information		
Cash paid for interest	$	0
Cash paid for income tax	$	0

PENSION SERVICE ASSOCIATES SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Pension Service Associates Securities Corporation (the Company) is a registered broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. (NASD). Business began in July 1992. The Company acts as a limited broker dealer, authorized to conduct business exclusively in the distribution of shares of registered open end investment companies or unit investment trusts (mutual funds) or the sale of variable annuities. The Company claimed an exclusion from membership in the Securities Investor Protection Act of 1970. The firm conducts business with the mutual fund companies under separate dealer agreements on a fully disclosed basis and does not execute any wire order trades with them.

Securities Transactions and Related Party Transaction

Customers' securities transactions are recorded by the mutual fund companies on a settlement-date basis, generally the third business day following the transaction, with related commission income recorded by the Company when received and earned. Commission earned is recognized after mutual fund companies have adjusted for breakpoint, rights of accumulated adjustments and 12b-1 fees.

The Company is a related company to Pension Service Associates (PSA), a corporation. PSA is a pension consultant and administrator. PSA's clients may elect to have the Company be the broker of record. The Company will then invest the client's money from a group of approved mutual funds selected by the client. PSA pays substantially all of the company's expenses, for which it receives a fee equivalent to 95% of the Company's revenue.

NOTE 2 -- PROVISION FOR INCOME TAXES

The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statutes wherein the Company's taxable federal and state income is taxed directly to the shareholder. Additionally, the state of California imposes a 1-1/2% state franchise tax on the corporation's taxable income.

NOTE 3 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted
accounting principles requires management to make estimates and assumptions
that affect the reported amounts of assets and liabilities and disclosures of
contingent assets and liabilities at the date of the financial statements and the
reported amounts of revenues and expenses during the reporting period. Actual
results could differ from those estimates.

PENSION SERVICE ASSOCIATES SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL

Total ownership equity (from Statement of Financial Condition)	$	11,871
NET CAPITAL	$	11,871

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net capital indebtedness		
6.67% of net aggregate indebtedness	$	425
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
EXCESS CAPITAL	$	6,871
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness	$	11,234

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities (from Statement of Financial Condition)	$	6,365
Percentage of aggregate indebtedness to net capital		54%

RECONCILIATION

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	16,825
VARIANCE		
Cash		(1,920)
Commissions receivable		3,331
Accrued expenses		(3,200)
Commissions due officer		(3,165)
NET CAPITAL PER AUDIT	$	11,871

See accompanying notes to financial statements

8

PART II

PENSION SERVICE ASSOCIATES SECURITIES CORPORATION
STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2004

ELIZABETH CERTIFIED

PUBLIC

TRACTENBERG ACCOUNTANT

REPORT OF INDEPENDENT ACCOUNT

ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

Mr. James A. Gilbert
Pension Service Associates Securities Corporation
Sherman Oaks, California

In planning and performing my audit of the financial statements of Pension Service Associates Securities Corporation (thereafter referred to as the "Company") for the year ended December 31, 2004, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded

Mr. James A. Gilbert
Pension Service Associates Securities Corporation
Sherman Oaks, California

properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

It has come to my attention that audit adjustments are not posted on a timely basis and that certain liabilities are paid by the stockholder instead of by the Company. I continue to impress upon the Company that liabilities incurred by the Company must be paid by the Company.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, with the exception noted in the above paragraph, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2004 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

Mr. James A. Gilbert
Pension Service Associates Securities Corporation
Sherman Oaks, California

This report is intended solely for the use of management, the Securities and Exchange Commission, the national Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 20, 2005